Exhibit 99.1

News Release

Stantec reports fourth quarter and year-end results for 2015 and dividend

EDMONTON, AB; NEW YORK, NY (February 25, 2016) TSX, NYSE:STN

Today, Stantec announced results for 2015, with several key items to highlight:

•	Gross revenue increased 13.7% to C$2,877.2 million in 2015 from C$2,529.9 million in 2014.
•	EBITDA increased 3.9% to C$306.3 million in 2015 from C$294.7 million in 2014.
•	Net income decreased 4.9% to C$156.4 million in 2015 from C$164.5 million in 2014.
•	Diluted earnings per share decreased 5.2% to C$1.65 in 2015 from C$1.74 in 2014.
•	Both the Infrastructure and Buildings business operating units experienced strong organic revenue growth. This was offset by a retraction in Energy & Resources due to declining commodity prices, especially in the oil and gas industry.
•	Contract backlog grew 22.2%—from C$1.8 billion at the end of 2014 to C$2.2 billion at the end of 2015—as a result of recent project wins, foreign exchange, and acquisitions.
•	The Company continued to execute its disciplined acquisition strategy, strengthening its ability to capitalize on opportunities in key markets, particularly in the United States.
•	Stantec’s board of directors declared a cash dividend of C$0.1125 per share.

“Our Infrastructure and Buildings business operating units led our Company in growth, partly offsetting a retraction in our Energy & Resources business operating unit,” says Bob Gomes, Stantec president and chief executive officer. “We owe our continued profitability to the strength of our diversified business model and, as always, to our employees and their commitment to design with community in mind.”

In 2015, Stantec achieved solid growth and maintained a strong balance sheet with gross revenue increasing year over year and quarter over quarter. The Company strengthened its presence in North America by completing six strategic acquisitions in 2015. Stantec’s diversified business model once again proved effective with strong organic gross revenue growth in both the Infrastructure and Buildings business operating units, which together make up 65% of the Company’s business. This growth partly offset a retraction in the Energy & Resources business operating unit.

Stantec’s contract backlog grew 22.2%—from C$1.8 billion at the end of 2014 to C$2.2 billion at the end of 2015—as a result of recent project wins, foreign exchange, and acquisitions completed in 2015. The Company’s Infrastructure projects made up 49% of that growth, and Buildings work contributed 15%; the growth was partly offset by a retraction in Energy & Resources.

Stantec’s annual results continue to demonstrate its ability to adapt to changes in market conditions. The Oil & Gas sector represented approximately 25% of gross revenue in 2014 and 15% in 2015. The Company remains committed to serving its oil and gas clients, but its exposure to further potential declines is reduced.

Year over year, gross revenue increased 13.7% to C$2,877.2 million in 2015 from C$2,529.9 million in 2014. Gross revenue was positively impacted by acquisitions completed in 2014 and 2015 and by foreign exchange due to the weakening Canadian dollar. This was partly offset by organic revenue retraction in the Energy & Resources business operating unit.

In 2015, EBITDA increased 3.9% over 2014. EBITDA was impacted by a decrease in gross margin as a percentage of net revenue and an increase in administrative and marketing expenses. The increase in administrative and marketing expenses was due in part to decreased utilization from the decline in the oil and gas and mining sectors and includes increased severance costs and acquisition and integration costs, as well as an increase in share-based compensation expense. EBITDA was also impacted by a non-operating loss related to the sale of Stantec’s India subsidiary during the fourth quarter. Net income was C$156.4 million in 2015 compared to C$164.5 million in 2014, and diluted earnings per share was C$1.65 in 2015 compared to C$1.74 in 2014. Net income was impacted by an increase in the amortization of intangible assets related to acquisitions and software additions. These increases were partly offset by a slight reduction in Stantec’s annual effective income tax rate, which decreased to 26.1% from the 26.3% rate in 2014.

Quarter over quarter, gross revenue increased 9.7% to C$710.4 million in Q4 15 compared to C$647.5 million in Q4 14. This was positively impacted by acquisitions completed in 2014 and 2015 and by foreign exchange due to the weakening Canadian dollar.

When comparing Q4 15 to Q4 14, EBITDA decreased by 21%. EBITDA was impacted by a decrease in gross margin as a percentage of net revenue, an increase in administrative and marketing expenses due to lower overall utilization as a result of the continued decline in the oil and gas and mining sectors, and an increase in share-based compensation expense. EBITDA was also impacted by a non-operating loss related to the sale of Stantec’s India subsidiary. Net income decreased 33.6% to C$25.3 million in Q4 15 from C$38.1 million in Q4 14, and diluted earnings per share decreased 32.5% to C$0.27 in Q4 15 from C$0.40 in Q4 14. Net income was impacted by an increase in the amortization of intangible assets resulting from acquisitions and software additions. This was offset by a slight reduction in the Company’s effective tax rate, which decreased from 26.3% in Q3 15 to 26.1% in Q4 15.

Operational Excellence

Stantec’s diverse business model fared well in shifting markets. The Buildings business operating unit experienced strong growth with organic gross revenue increasing 5.6% in 2015 compared to 2014. The Healthcare, Commercial, and Education sectors led growth, demonstrated by the Company securing two major hospital projects in Quebec. Stantec’s growing platform in the United States helped secure architectural services under the Temple Independent School District November Bond project in Texas. The project involves construction of one new school, major modernizations for three schools, and additions and renovations for nine more schools.

The continuing downturn in commodity prices, particularly in the oil and gas and mining sectors, led to a retraction in gross revenue in the Energy & Resources business operating unit. Despite the challenge, Stantec maintained client relationships and practiced fiscal responsibility. While overall organic gross revenue in the Power sector was down, the Company did see growth in Power in the United States, where renewable energy and transmission and distribution subsectors drove opportunities. For example, in the fourth quarter, Stantec secured the Warnerville Substation Upgrades project in Warnerville, California.

Compared to 2014, organic gross revenue growth in the Infrastructure business operating unit was strong at 5.5%. All sectors in Infrastructure achieved strong organic gross revenue growth, particularly the Transportation sector in the United States and the Water sector in both Canada and the United States. Key projects awarded include full construction management services for the east section of the Honolulu Authority for Rapid Transportation project in Hawaii and additional work on the Bonnybrook Wastewater Treatment Plant in Calgary, Alberta.

Growth through Acquisition

Acquisitions continue to be a key part of Stantec’s strategy, deepening the Company’s expertise and strengthening its presence in priority markets. In 2015, the Company completed six acquisitions, including the January acquisition of certain engineering assets of the Dessau Group. This opened the door to more opportunities in Quebec, enabling the Company to offer services in all regions of Canada and serve national clients wherever they operate.

Additional Company Activity

In Q4 15, Stantec filed a Normal Course Issuer Bid with the Toronto Stock Exchange, which allows the Company to purchase up to 3,774,179 common shares from November 10, 2015, to November 9, 2016. Stantec believes that, at times, the market price of its common shares does not fully reflect the value of its business or future business prospects and that, at these times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. No common shares were repurchased in 2015 for cancellation pursuant to this Normal Course Issuer Bid. From December 31, 2015, to February 24, 2016, pursuant to the Normal Course Issuer Bid, Stantec purchased and cancelled 572,825 shares at an average cost of C$31.76 per share for an aggregate price of C$18.2 million.

On February 24, 2016, the Company declared a cash dividend of C$0.1125 per share, payable on April 14, 2016, to shareholders of record on March 31, 2016, an increase of 7.1% from last year.

Conference Call and Company Information

Stantec’s fourth quarter and year-end conference call—to be held Thursday, February 25, 2016, at 2:00 PM MST (4:00 PM EST)—will be broadcast live and archived in the Investors section of

www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-499-4035 and provide confirmation code 1142474 to the operator.

Stantec’s Annual General Meeting of Shareholders will be held on Thursday, May 12, 2016, at 10:30 AM MDT (12:30 PM EDT) at Stantec Centre, 10160 – 112 Street NW, Edmonton, Alberta, Canada.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Stantec’s EBITDA and backlog are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2015 Annual Report.

Certain statements contained in this news release constitute forward-looking statements. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets, and the risk that the projects contemplated in this news release will not be completed when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2015 Annual Report. Stantec’s 40-F has been filed with the SEC, and you may obtain this document by visiting EDGAR on the SEC website at www.sec.gov. You may obtain our complete audited annual consolidated financial statements and associated Management’s Discussion and Analysis for the year ended December 31, 2015 (which form our 2015 Annual Report) by visiting EDGAR on the SEC website at www.sec.gov, on the CSA website at www.sedar.com, or at www.stantec.com. Alternatively, you may obtain a hard copy of the 2015 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Stephanie Smith	Sonia Kirby
Stantec Media Relations	Stantec Investor Relations
Ph: 780-917-7230	Ph: 780-616-2785
stephanie.smith2@stantec.com	sonia.kirby@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and

Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

	December 31	December 31
	2015	2014
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents	67,342	153,704
Cash in escrow	8,646	-
Trade and other receivables	570,577	431,751
Unbilled revenue	228,970	192,310
Income taxes recoverable	19,727	11,171
Prepaid expenses	29,022	23,425
Other financial assets	27,108	32,056

Total current assets	951,392	844,417
Non-current
Property and equipment	158,085	152,707
Goodwill	966,480	760,631
Intangible assets	138,079	97,243
Investments in joint ventures and associates	4,467	4,975
Deferred tax assets	11,254	7,972
Other financial assets	112,122	91,696

Total assets	2,341,879	1,959,641

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Trade and other payables	352,199	300,293
Billings in excess of costs	109,159	96,082
Long-term debt	133,055	53,172
Provisions	22,878	10,796
Other financial liabilities	2,601	2,773
Other liabilities	12,162	11,953

Total current liabilities	632,054	475,069
Non-current
Long-term debt	232,301	256,093
Provisions	62,572	51,596
Deferred tax liabilities	21,256	23,773
Other financial liabilities	2,748	2,547
Other liabilities	67,688	64,318

Total liabilities	1,018,619	873,396

Shareholders’ equity
Share capital	289,118	276,698
Contributed surplus	15,788	13,490
Retained earnings	852,725	735,917
Accumulated other comprehensive income	165,629	60,140

Total shareholders’ equity	1,323,260	1,086,245

Total liabilities and shareholders’ equity	2,341,879	1,959,641

Consolidated Statements of Income

Years ended December 31	2015	2014
(In thousands of Canadian dollars, except per share amounts)	$	$

Gross revenue	2,877,245	2,529,918
Less subconsultant and other direct expenses	503,562	454,607

Net revenue	2,373,683	2,075,311
Direct payroll costs	1,081,088	936,918

Gross margin	1,292,595	1,138,393
Administrative and marketing expenses	988,571	846,148
Depreciation of property and equipment	45,880	38,698
Amortization of intangible assets	37,853	24,252
Net interest expense	10,929	8,515
Other net finance expense	3,308	3,083
Share of income from joint ventures and associates	(2,048)	(2,419)
Foreign exchange gain	(273)	(425)
Other income	(3,232)	(2,659)

Income before income taxes	211,607	223,200

Income taxes
Current	61,527	59,728
Deferred	(6,298)	(1,026)

Total income taxes	55,229	58,702

Net income for the year	156,378	164,498

Earnings per share
Basic	1.66	1.76

Diluted	1.65	1.74